SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 (Rule 14d-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                          GRUPO IUSACELL, S.A. DE C.V.
                          ----------------------------
                       (Name of Subject Company (Issuer))

                               BIPER, S.A. DE C.V.
                           MOVIL ACCESS, S.A. DE C.V.
                           --------------------------
                       (Name of Filing Persons (Offerors))

                 SERIES V SHARES AND AMERICAN DEPOSITARY SHARES
                   (EACH ADS REPRESENTING 100 SERIES V SHARES)
                   -------------------------------------------

                         (Title of Class of Securities)

                                40050B209 (ADSs)
                                ----------------
                      (CUSIP Number of Class of Securities)
                           Movil Access, S.A. de C.V.
                                 Av. Insurgentes
                             Sur 3696 y Calle Nueva
                               Colonia Pena Pobre
                                Mexico D.F. 14260
                               011 52-55 5447-8900
                               -------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                             Patrick J. Dooley, Esq.
                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022

                            CALCULATION OF FILING FEE

      ---------------------------------- ----------------------------------
                Transaction
                 Valuation*                     Amount of Filing Fee**
      ---------------------------------- ----------------------------------
                $10,000,000                            $2,000
      ---------------------------------- ----------------------------------
*Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series A Shares and Series V Shares, including those represented by ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to June 12, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps.10.4975 to US$1.00.
** Represents 1/50th of 1% of transaction valuation.
[x]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,000     Filing Party:  Movil Access, S.A.
                         ------                    ------------------
                                                   de C.V., Biper, S.A. de C.V.
                                                   ----------------------------
Form or Registration No.:  Schedule TO      Date Filed:   June 30, 2003
                           ------------                   -------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 30, 2003, as amended by Amendment No. 1 thereto filed on July 17, 2003 and by Amendment No. 2 thereto filed on July 28, 2003 (the "Schedule TO"), by Movil Access, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States ("Movil Access"), and a wholly-owned subsidiary of Biper, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States ("Biper"), to purchase for cash (i) all of the outstanding American Depositary Shares (the "ADSs") of Grupo Iusacell, S.A. de C.V. ("Iusacell"), a corporation organized under the laws of United Mexican States, and (ii) all of the outstanding Series V Shares (the "Series V Shares") of Iusacell held by persons who are not Mexican residents. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. Offer, Movil Access commenced an offer in Mexico (the "Mexican Offer") to purchase all of the outstanding Series V Shares and Series A Shares (the "Series A Shares") of Iusacell, including those held by U.S. residents, for the same price and on substantially the same terms as the U.S. Offer. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          Item 5 is hereby amended and supplemented to include the following information:

          The U.S. Offer expired at 5:00 p.m., New York City time, on Tuesday, July 29, 2003. Pursuant to the U.S. Offer, Movil Access accepted for payment zero (0) Series V Shares and 130,890 ADSs (including pursuant to Notices of Guaranteed Delivery) reported by the U.S. Receiving Agent as having been validly tendered and not withdrawn in the U.S. Offer. As a result of the consummation of the Offers and assuming all ADSs subject to Notices of Guaranteed Delivery have been received, Movil Access now owns 74.658% of all outstanding capital stock of Grupo Iusacell. On July 29, 2003, Movil Access issued a press release announcing the results of the U.S. Offer. The full text of Movil Access' July 29, 2003 press release is attached hereto as Exhibit (a)(10).


Item 12.  Exhibits

(a)(x)    Press release, dated July 29, 2003.

                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MOVIL ACCESS, S.A. de C.V.



                                By: /s/ Pedro Padilla
                                    -------------------------
                                Name:  Pedro Padilla
                                Title: Vice President


Date:  July 29, 2003

                                BIPER, S.A. de C.V.



                                By: /s/ Pedro Padilla
                                    -------------------------
                                Name: Pedro Padilla
                                Title: Vice President


Date:   July 29, 2003

                                INDEX TO EXHIBITS


          Exhibit Number                        Description
          --------------                        -----------

          (a)(1)                        U.S. Offer to Purchase, dated June 30,
                                        2003 *

          (a)(2)                        Form of ADS Letter of Transmittal *

          (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees *

          (a)(4)                        Form of Letter to Clients *

          (a)(5)                        Notice of Guaranteed Delivery *

          (a)(6) Guidelines for certification of Taxpayer Identification Number on substitute Form W-9 *

          (a)(7)                        Summary  Advertisement,  dated  June 30,
                                        2003,   published  in  The  Wall  Street
                                        Journal *

          (a)(8)                        Press  release,  dated  June  30,  2003,
                                        announcing  the   commencement   of  the
                                        Offers *

          (a)(9)                        Press release, dated July 25, 2003*

                                        Press  release,  dated  July  29,  2003,
          (a)(10)                       announcing  the  expiration  of the U.S.
                                        Offer

          (d)(1) Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V.*

          (d)(2) Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell
                                        Atlantic   International,   Inc.,   Bell
                                        Atlantic Latin America  Holdings,  Inc.,
                                        Bell  Atlantic  New  Zealand   Holdings,
                                        Inc.,  Vodafone  Americas  B.V.  and The
                                        Bank of New York, a New York banking corporation.*

------------------------

* Previously filed